UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

May 15, 2019
Commission File Number 1-15200

Equinor ASA

(Translation of registrant’s name into English)
FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices )

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

This Report on Form 6-K contains a press release issued by Equinor ASA on May 15, 2019, entitled "Annual general meeting approved dividend of USD 0.26 per share for fourth quarter 2018".

Annual general meeting approved dividend of USD 0.26 per share for fourth quarter 2018.

On 15 May 2019, the annual general meeting (AGM) of shareholders in Equinor ASA (OSE: EQNR, NYSE:EQNR) approved the annual report and accounts for Equinor ASA for 2018, as proposed by the board of directors.

The annual accounts and the annual report for Equinor ASA and the Equinor group for 2018 were approved, and a dividend of USD 0.26 per share will be distributed for the fourth quarter of 2018.

The fourth quarter 2018 dividend accrues to the shareholders as registered in Equinor’s shareholder register with the Norwegian Central Securities Depository (VPS) as of expiry of 20 May 2019 (the ”Record Date”). Subject to ordinary settlement in VPS, this implies that the right to dividends accrues to shareholders as of 15 May 2019. The shares will be traded ex-dividend on the Oslo Stock Exchange (Oslo Børs) from and including 16 May 2019. For US ADR (American Depository Receipts) holders, dividend accrues to the ADR-holders as of 16 May 2019, and the ex-dividend date will be from and including 17 May 2019.

Shareholders whose shares trade on the Oslo Børs will receive their dividend in Norwegian kroner (”NOK”). The NOK dividend will be communicated on 24 May 2019. The expected payment date for the dividend is on or around 29 May 2019.

The AGM authorised the board of directors to resolve quarterly dividend payments until the next ordinary annual general meeting, but not beyond 30 June 2020.

A proposal from two shareholders had been submitted in advance, suggesting that Equinor should refrain from oil and gas exploration and production activities in certain areas. This proposal was not adopted.

Furthermore, a shareholder had proposed that Equinor should set medium and long-term quantitative targets that include Scope 1, 2 and 3 greenhouse gas emissions. The shareholder’s proposal was not adopted.

A proposal from a shareholder was linked to a new direction for the company including phasing out of all exploration activities within two years. This proposal was not adopted.

Another shareholder had proposed that all Equinor‘s efforts within CO2 capture and storage should be immediately abandoned. This proposal was not adopted.

The AGM endorsed the board’s report for 2018 on Corporate Governance. Furthermore, the AGM endorsed the board's guidelines on stipulation of salary and other remuneration for executive management and approved the part of the proposal related to remuneration linked to the development of the company’s share price. Remuneration to the company's external auditor was also approved.

The proposal of the corporate assembly to the general meeting to elect Ernst & Young AS as the group’s new external auditor as of the accounting year 2019 was approved by the AGM.

The AGM authorised the board to acquire Equinor shares in the market on behalf of the company in order to continue the share saving plan for employees. The authorisation shall be valid until the next annual general meeting, but not beyond 30 June 2020.

The AGM also authorised the board to acquire Equinor shares in the market for subsequent annulment. Own shares acquired pursuant to this authorisation may only be used for annulment through a reduction on the company’s share capital. The authorisation shall be valid until the next annual general meeting, but not beyond 30 June 2020.

Please find enclosed the complete minutes of the AGM.

MINUTES OF THE ANNUAL GENERAL MEETING OF EQUINOR ASA 15 MAY 2019

The annual general meeting of Equinor ASA was held on 15 May 2019 at Equinor Business Center, Forusbeen 50, 4035 Stavanger, Norway.

The chair of the board, the chair of the corporate assembly, the president and CEO, general counsel and the company’s auditor attended. Company secretary Gemetchu Hika recorded the minutes of the meeting.

The agenda was as follows:

1.	Opening of the annual general meeting by the chair of the corporate assembly Tone Lunde Bakker, chair of the corporate assembly, opened the meeting.
2.

Registration of attending shareholders and proxies
A list of shareholders represented at the annual general meeting, either by advance voting, in person or by proxy, is attached in Appendix 1 to these minutes.

3.	Election of the chair of the meeting The general meeting agreed on the following resolution: “Tone Lunde Bakker, chair of the corporate assembly, is elected chair of the meeting.”
4.	Approval of the notice and the agenda The general meeting agreed on the following resolution: “The notice and proposed agenda are approved.”
5.

Election of two persons to co-sign the minutes together with the chair of the meeting
The general meeting adopted the following resolution:

“Johan A. Alstad and Bente Bollerup are elected to co-sign the minutes together with the chair of the meeting.”

6.

Approval of the annual report and accounts for Equinor ASA and the Equinor group for 2018, including the board of directors’ proposal for distribution of fourth quarter 2018 dividend.
The chair of the meeting informed the general meeting that the annual report and accounts, the auditor’s report and the recommendation from the corporate assembly have been made available on the company’s webpage. Recitation was therefore not necessary.

In accordance with the proposal of the board, the general meeting adopted the following resolution:

“The annual accounts and the annual report for 2018 for Equinor ASA and the Equinor group are approved. A fourth quarter 2018 dividend of USD 0.26 per share is distributed.”

7.	Authorisation to distribute dividend based on approved annual accounts for 2018
In accordance with the proposal from the board, the general meeting adopted the following resolution:

“The general meeting of Equinor ASA hereby authorises the board of directors to resolve the payments of dividend based on the company’s approved annual accounts for 2018, cf. the Norwegian Public Limited Liability Companies Act section 8-2, second paragraph.

The board of directors shall, when using the authorisation, make its decision in accordance with the company’s approved dividend policy. The board of directors shall before each decision to approve the payment of dividends consider if the company, after the payment of dividends, will have sufficient equity and liquidity.

The authorisation shall be valid until the next annual general meeting, but not beyond 30 June 2020.”

8.	Proposal from shareholders to refrain from oil and gas exploration and production activities in certain areas
Two shareholders had proposed that the company should refrain from oil and gas exploration and production activities in frontier areas, immature areas, and particularly sensitive areas.

The shareholders’ proposal was not adopted.

9.	Proposal from shareholder regarding setting medium and long-term quantitative targets that include Scope 1, 2 and 3 greenhouse gas emissions
A shareholder had proposed that the company sets medium and long-term quantitative targets that include Scope 1, 2 and 3 greenhouse gas emissions.

The shareholder’s proposal was not adopted.

10

Proposal from shareholder regarding new direction for the company including phasing out of all exploration activities within two years
A shareholder had proposed that the board presents a strategy for real business transformation to sustainable energy production, thus reducing shareholder risk and ensuring shareholder value.

The shareholder’s proposal was not adopted.

11.	The board of directors’ report on Corporate Governance
The board’s report on Corporate Governance was presented. The report is included in the annual report.

In accordance with the proposal from the board, the general meeting adopted the following resolution:

“The general meeting endorses the board of directors’ report on Corporate Governance.”

12.

The board of directors’ declaration on stipulation of salary and other remuneration for executive management
Jon Erik Reinhardsen, chair of the board of directors, presented the board’s statement relating to executive management remuneration.

12.1	Advisory vote related to the board of directors’ guidelines on stipulation of salary and other remuneration for executive management
In accordance with the proposal from the board, the general meeting adopted the following resolution:

“The general meeting endorses the board of directors’ guidelines on stipulation of salary and other remuneration for executive management.”

12.2	Approval of the board of directors’ guidelines on remuneration linked to the development of the company’s share price
In accordance with the proposal from the board, the general meeting adopted the following resolution:

“The general meeting approves the board of directors’ guidelines on remuneration for executive management linked to the development of the company’s share price.”

13.	Approval of remuneration for the company’s external auditor for 2018
The general meeting adopted the following resolution:

“Remuneration to the auditor for 2018 of NOK 7,126,977 for Equinor ASA is approved.”

14.	Election of external auditor
Chair of the corporate assembly, Tone Lunde Bakker, outlined the proposal from the corporate assembly to elect Ernst & Young AS as the company’s new external auditor. In accordance with the proposal from the corporate assembly, the general meeting adopted the following resolution:

“The general meeting of Equinor ASA elects Ernst & Young AS as the new auditor for Equinor ASA.”

15.	Determination of remuneration for the corporate assembly
In accordance with the proposal of the nomination committee, the general meeting adopted the following resolution:

“The remuneration to the corporate assembly is from 16 May 2019 as follows:

Chair                    NOK 129,100/annually

Deputy chair        NOK   68,100/annually

Members              NOK   47,850/annually

Deputy members  NOK   6,850/meeting”.

16.

Determination of remuneration to the nomination committee
In accordance with the proposal of the nomination committee, the general meeting adopted the following resolution:

“The remuneration to the nomination committee is from 16 May 2019 as follows:

Chair                    NOK 12,850/meeting

Members              NOK   9,500/meeting”.

17.

Authorisation to acquire Equinor ASA shares in the market to continue operation of the share savings plan for employees
In accordance with the proposal of the board, the general meeting adopted the following resolution:

“The general meeting of Equinor ASA hereby authorises the board of directors to acquire Equinor shares in the market on behalf of the company. The authorisation may be used to acquire own shares at a total nominal value of up to NOK 35,000,000. The minimum and maximum amount that may be paid per share will be NOK 50 and 500 respectively.

Shares acquired pursuant to this authorisation may only be used for sale and transfer to employees of the Equinor group as part of the group’s share savings plan, as approved by the board of directors.

The authorisation shall be valid until the next annual general meeting, but not beyond 30 June 2020. This authorisation replaces the previous authorisation to acquire own shares for implementation of the share savings plan for employees granted by the annual general meeting on 15 May 2018.”

18.	Authorisation to acquire Equinor ASA shares in the market for subsequent annulment
In accordance with the proposal of the board, the general meeting adopted the following resolution:

“The general meeting of Equinor ASA hereby authorises the board of directors to acquire in the market on behalf of the company, Equinor shares with a face value of up to NOK 187,500,000. The minimum and maximum amount that can be paid per share will be NOK 50 and NOK 500, respectively. Within these limits, the board of directors shall itself decide at what price and at what time such acquisition shall take place.

Own shares acquired pursuant to this authorisation may only be used for annulment through a reduction on the company’s share capital, pursuant to the Norwegian Public Limited Liability Companies Act section 12-1.

The authorisation shall be valid until the next annual general meeting, but not beyond 30 June 2020.”

19.	Proposal from a shareholder to stop CO2 capture and storage
A shareholder had proposed that all Equinor's efforts within CO2 capture and storage should be immediately abandoned.

The shareholder’s proposal was not adopted.

***** There were no further matters for discussion and the annual general meeting was closed. Stavanger, 15 May 2019

_________[Signed]___________	_________[Signed]___________	_________[Signed]___________
Tone Lunde Bakker	Johan A. Alstad	Bente Bollerup

Appendix 1: Overview of shares represented at the ordinary general meeting, either by advance voting, in person or by proxy.

Appendix 2: The voting results for the individual issues.

Number of persons with voting rights represented/attended: 104

	Number of shares	% sc
Total shares	3,338,661,219
- own shares of the company	7,747,446
Total shares with voting rights	3,330,913,773
Represented by own shares	2,353,332,674	70.65%
Represented by advance vote	495,117	0.02%
Sum own shares	2,353,827,791	70.67%
Represented by proxy	21,781,291	0.65%
Represented by voting instruction	217,364,392	6.53%
Sum proxy shares	239,145,683	7.18%
Total represented with voting rights	2,592,973,474	77.85%
Total represented by share capital	2,592,973,474	77.67%

Registrar for the company:
DNB Bank ASA

_______________________________
Signature company:
EQUINOR ASA

_______________________________

Protocol for general meeting EQUINOR ASA

Shares class	FOR	Against	Poll in	Abstain	Poll not registered	Represented shares with voting rights
Agenda item 3 Election of chair for the meeting
Ordinary	2,592,756,813	13,141	2,592,769,954	204,134	0	2,592,974,088
votes cast in %	100.00%	0.00%		0.00%
representation of sc in %	99.99%	0.00%	99.99%	0.01%	0.00%
total sc in %	77.66%	0.00%	77.66%	0.01%	0.00%
Total	2,592,756,813	13,141	2,592,769,954	204,134	0	2,592,974,088

Agenda item 4 Approval of the notice and the agenda
Ordinary	2,592,765,511	14,185	2,592,779,696	194,392	0	2,592,974,088
votes cast in %	100.00%	0.00%		0.00%
representation of sc in %	99.99%	0.00%	99.99%	0.01%	0.00%
total sc in %	77.66%	0.00%	77.66%	0.01%	0.00%
Total	2,592,765,511	14,185	2,592,779,696	194,392	0	2,592,974,088

Agenda item 5 Election of two persons to co-sign the minutes together with the chair of the meeting
Ordinary	2,592,753,182	14,246	2,592,767,428	206,660	0	2,592,974,088
votes cast in %	100.00%	0.00%		0.00%
representation of sc in %	99.99%	0.00%	99.99%	0.01%	0.00%
total sc in %	77.66%	0.00%	77.66%	0.01%	0.00%
Total	2,592,753,182	14,246	2,592,767,428	206,660	0	2,592,974,088

Agenda item 6 Approval of the annual report and accounts for Equinor ASA and the Equinor group for 2018, including the board of directors' proposal for distribution of dividend for fourth quarter 2018
Ordinary	2,592,716,952	77,841	2,592,794,793	179,295	0	2,592,974,088
votes cast in %	100.00%	0.00%		0.00%
representation of sc in %	99.99%	0.00%	99.99%	0.01%	0.00%
total sc in %	77.66%	0.00%	77.66%	0.01%	0.00%
Total	2,592,716,952	77,841	2,592,794,793	179,295	0	2,592,974,088

Agenda item 7 Authorisation to distribute dividend based on approved annual accounts for 2018
Ordinary	2,592,771,850	20,818	2,592,792,668	181,420	0	2,592,974,088
votes cast in %	100.00%	0.00%		0.00%
representation of sc in %	99.99%	0.00%	99.99%	0.01%	0.00%
total sc in %	77.66%	0.00%	77.66%	0.01%	0.00%
Total	2,592,771,850	20,818	2,592,792,668	181,420	0	2,592,974,088

Agenda item 8 Proposal from shareholders to refrain from oil and gas exploration and production activities in certain areas
Ordinary	13,784,529	2,535,123,054	2,548,907,583	43,960,550	105,341	2,592,973,474
votes cast in %	0.54%	99.46%		0.00%
representation of sc in %	0.53%	97.77%	98.30%	1.70%	0.00%
total sc in %	0.41%	75.93%	76.35%	1.32%	0.00%
Total	13,784,529	2,535,123,054	2,548,907,583	43,960,550	105,341	2,592,973,474

Agenda item 9 Proposal from shareholder regarding setting medium and long-term quantitative targets that include Scope 1, 2 and 3 greenhouse gas emissions
Ordinary	42,548,482	2,523,620,431	2,566,168,913	26,805,175	0	2,592,974,088
votes cast in %	1.66%	98.34%		0.00%
representation of sc in %	1.64%	97.33%	98.97%	1.03%	0.00%
total sc in %	1.27%	75.59%	76.86%	0.80%	0.00%
Total	42,548,482	2,523,620,431	2,566,168,913	26,805,175	0	2,592,974,088

Agenda item 10 Proposal from shareholder regarding new direction for the company, including phasing out of all exploration activities within two years
Ordinary	12,720,497	2,558,315,388	2,571,035,885	21,832,248	105,341	2,592,973,474
votes cast in %	0.50%	99.51%		0.00%
representation of sc in %	0.49%	98.66%	99.15%	0.84%	0.00%
total sc in %	0.38%	76.63%	77.01%	0.65%	0.00%
Total	12,720,497	2,558,315,388	2,571,035,885	21,832,248	105,341	2,592,973,474

Agenda item 11 The board of directors' report on Corporate Governance
Ordinary	2,592,674,780	42,278	2,592,717,058	257,030	0	2,592,974,088
votes cast in %	100.00%	0.00%		0.00%
representation of sc in %	99.99%	0.00%	99.99%	0.01%	0.00%
total sc in %	77.66%	0.00%	77.66%	0.01%	0.00%
Total	2,592,674,780	42,278	2,592,717,058	257,030	0	2,592,974,088

Agenda item 12.1 Advisory vote related to the board of directors' guidelines on stipulation of salary and other remuneration for executive management
Ordinary	2,585,407,354	7,290,297	2,592,697,651	276,437	0	2,592,974,088
votes cast in %	99.72%	0.28%		0.00%
representation of sc in %	99.71%	0.28%	99.99%	0.01%	0.00%
total sc in %	77.44%	0.22%	77.66%	0.01%	0.00%
Total	2,585,407,354	7,290,297	2,592,697,651	276,437	0	2,592,974,088

Agenda item 12.2 Approval of the board of directors' guidelines on remuneration linked to the development of the company's share price
Ordinary	2,581,967,900	10,752,842	2,592,720,742	253,346	0	2,592,974,088
votes cast in %	99.59%	0.42%		0.00%
representation of sc in %	99.58%	0.42%	99.99%	0.01%	0.00%
total sc in %	77.34%	0.32%	77.66%	0.01%	0.00%
Total	2,581,967,900	10,752,842	2,592,720,742	253,346	0	2,592,974,088

Agenda item 13 Approval of remuneration for the company's external auditor for 2018
Ordinary	2,592,657,468	89,837	2,592,747,305	226,783	0	2,592,974,088
votes cast in %	100.00%	0.00%		0.00%
representation of sc in %	99.99%	0.00%	99.99%	0.01%	0.00%
total sc in %	77.66%	0.00%	77.66%	0.01%	0.00%
Total	2,592,657,468	89,837	2,592,747,305	226,783	0	2,592,974,088

Agenda item 14 Election of external auditor
Ordinary	2,591,821,673	928,517	2,592,750,190	223,898	0	2,592,974,088
votes cast in %	99.96%	0.04%		0.00%
representation of sc in %	99.96%	0.04%	99.99%	0.01%	0.00%
total sc in %	77.63%	0.03%	77.66%	0.01%	0.00%
Total	2,591,821,673	928,517	2,592,750,190	223,898	0	2,592,974,088

Agenda item 15 Determination of remuneration for the corporate assembly members
Ordinary	2,592,594,204	106,109	2,592,700,313	273,775	0	2,592,974,088
votes cast in %	100.00%	0.00%		0.00%
representation of sc in %	99.99%	0.00%	99.99%	0.01%	0.00%
total sc in %	77.65%	0.00%	77.66%	0.01%	0.00%
Total	2,592,594,204	106,109	2,592,700,313	273,775	0	2,592,974,088

Agenda item 16 Determination of remuneration for the nomination committee members
Ordinary	2,592,601,832	108,940	2,592,710,772	263,316	0	2,592,974,088
votes cast in %	100.00%	0.00%		0.00%
representation of sc in %	99.99%	0.00%	99.99%	0.01%	0.00%
total sc in %	77.65%	0.00%	77.66%	0.01%	0.00%
Total	2,592,601,832	108,940	2,592,710,772	263,316	0	2,592,974,088

Agenda item 17 Authorisation to acquire Equinor ASA shares in the market to continue operation of the share savings plan for employees
Ordinary	2,529,954,109	62,815,002	2,592,769,111	204,977	0	2,592,974,088
votes cast in %	97.58%	2.42%		0.00%
representation of sc in %	97.57%	2.42%	99.99%	0.01%	0.00%
total sc in %	75.78%	1.88%	77.66%	0.01%	0.00%
Total	2,529,954,109	62,815,002	2,592,769,111	204,977	0	2,592,974,088

Agenda item 18 Authorisation to acquire Equinor ASA shares in the market for subsequent annulment
Ordinary	2,586,417,512	6,326,747	2,592,744,259	229,829	0	2,592,974,088
votes cast in %	99.76%	0.24%		0.00%
representation of sc in %	99.75%	0.24%	99.99%	0.01%	0.00%
total sc in %	77.47%	0.19%	77.66%	0.01%	0.00%
Total	2,586,417,512	6,326,747	2,592,744,259	229,829	0	2,592,974,088

Agenda item 19 Proposal from a shareholder to stop CO2 capture and storage
Ordinary	1,708,566	2,760,711,917	2,762,420,483	26,590,750	0	2,789,011,233
votes cast in %	0.06%	99.94%		0.00%
representation of sc in %	0.06%	98.99%	99.05%	0.95%	0.00%
total sc in %	0.05%	82.69%	82.74%	0.80%	0.00%
Total	1,708,566	2,760,711,917	2,762,420,483	26,590,750	0	2,789,011,233

Registrar for the company:
DNB Bank ASA

[Signed]___________________________
Signature company:
EQUINOR ASA

[Signed]________________________

Share information

Name	Total number of shares	Nominal value	Share capital	Voting rights
Ordinary	3,338,661,219	2.50	8,346,653,047.50	Yes
Sum:

§ 5-17 Generally majority requirement requires majority of the given votes
§ 5-18 Amendment to resolution Requires two-thirds majority of the given votes like the issued share capital represented/attended on the general meeting

Contact persons:

Investor relations
Peter Hutton, senior vice president for investor relations,
Tel: +44 7881 918 792

Helge Hove Haldorsen, vice president for investor relations USA,
Tel: + 1 281 224 0140

Press
Bård Glad Pedersen, vice president for media relations,
Tel: +47 91 80 17 91

This information is subject to the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EQUINOR ASA (Registrant)
Dated: May 15, 2019	By:	___/s/ Lars Christian Bacher Name: Lars Christian Bacher Title: Chief Financial Officer